Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Standard Pacific Corp. and subsidiaries for the registration of up to $650,000,000 of its debt securities, which may include related guarantees of debt securities, preferred stock, common stock, depositary shares, warrants, rights, stock purchase contracts, stock purchase units, and units of these securities, and to the incorporation by reference therein of our reports dated March 5, 2010 with respect to the consolidated financial statements of Standard Pacific Corp., and the effectiveness of internal control over financial reporting of Standard Pacific Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

January 14, 2011